UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Barnwell Industries, Inc.

(Name of Issuer)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

068221100

(CUSIP Number)

Ned L. Sherwood

4731 North Highway A1A, Suite 213

Vero Beach, FL 32963

(772) 226-7923

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 068221100	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Ned L. Sherwood
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 899,622.138*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 899,622.138*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 899,622.138*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.9%**
14	TYPE OF REPORTING PERSON IN

*	Includes (i) 661,584.138 common shares held by MRMP-Managers LLC, of which Ned L. Sherwood is the Chief Investment Officer and (ii) 238,038 common shares held by the Ned L. Sherwood Revocable Trust, of which Ned. L. Sherwood is the beneficiary and trustee. Ned. L. Sherwood disclaims beneficial ownership of such common shares except to the extent of his pecuniary interest therein.
**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of December 1, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

CUSIP No. 068221100	SCHEDULE 13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS MRMP-Managers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 661,584.138
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 661,584.138
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 661,584.138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%**
14	TYPE OF REPORTING PERSON OO

**	All percentages reported herein are calculated based upon an aggregate of 8,277,160 shares of common stock outstanding as of December 1, 2013, as reported on the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2013.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) relates to the common stock, par value $0.50 per share (the “Shares”), of Barnwell Industries, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on June 11, 2013 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 is being filed by Ned L. Sherwood (“Sherwood”) and MRMP-Managers LLC, a Delaware limited liability company (“MRMP” and together with Sherwood, the “Reporting Persons”).

This Amendment No. 1 is being filed to amend Item 4 and Item 7 of the Schedule 13D as follows:

Item 4	Purpose of Transaction

Item 4 of the Schedule 13D is amended by adding thereto the following:

On December 17, 2013, Sherwood delivered a letter to the Issuer, a copy of which is attached hereto as Exhibit 4 and is incorporated in its entirety herein by reference. MRMP will also deliver a demand letter to the Issuer pursuant to Section 220 of the Delaware General Corporation Law, requesting the opportunity to inspect and make or receive copies of certain records of the Issuer (the “Demand Letter”). The form of the Demand Letter is attached hereto as Exhibit 5 and is incorporated in its entirety herein by reference.

Item 7	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit 4:	Letter to the Issuer, dated December 17, 2013

Exhibit 5:	Form of Demand Letter to the Issuer

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2013	Ned L. Sherwood

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood

December 17, 2013	MRMP-Managers LLC

	By:	/s/ Ned L. Sherwood
	Name:	Ned L. Sherwood
	Title:	Chief Investment Officer